UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CENVEO, INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

15670S105
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[   ]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index:  Page 9

SCHEDULE 13G
CUSIP No. 15670S105	Page 2 of 10 Pages

1.	Names of Reporting Persons. WAVENY CAPITAL MANAGEMENT, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power	0

Number of
Shares	6.	Shared Voting Power	4,750,000
Beneficially
Owned by Each
Reporting	7.	Sole Dispositive Power	0
Person With

	8.	Shared Dispositive Power	4,750,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,750,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.0%
12.	Type of Reporting Person: IA, PN

SCHEDULE 13G
CUSIP No. 15670S105	Page 3 of 10 Pages

1.	Names of Reporting Persons. WAVENY CAPITAL GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power	0

Number of
Shares	6.	Shared Voting Power	4,750,000
Beneficially
Owned by Each
Reporting	7.	Sole Dispositive Power	0
Person With

	8.	Shared Dispositive Power	4,750,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,750,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.0%
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G
CUSIP No. 15670S105	Page 4 of 10 Pages

1.	Names of Reporting Persons. PETER LEVINSON
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

	5.	Sole Voting Power	0

Number of
Shares	6.	Shared Voting Power	4,750,000
Beneficially
Owned by Each
Reporting	7.	Sole Dispositive Power	0
Person With

	8.	Shared Dispositive Power	4,750,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,750,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.0%
12.	Type of Reporting Person: IN, HC

Page 5 of 10 Pages

Item 1(a).	Name of Issuer:

Cenveo, Inc. (the "Issuer")

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 First Stamford Place, Stamford, CT 06902

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Waveny Capital Management, LP (“Waveny Capital Management”);

ii) Waveny Capital GP, LLC ("Waveny GP"); and

iii) Peter Levinson ("Mr. Levinson").

This Statement relates to Shares (as defined herein) held for the account of Waveny Master Fund, LP (the “Master Fund”). Waveny Capital Management serves as the investment manager of the Master Fund. Waveny GP is the general partner of Waveny Capital Management. Mr. Levinson is the Chief Investment Officer and majority owner of Waveny Capital Management and the managing member of Waveny GP.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is One Letterman Drive, Building D, San Francisco, CA 94129.

Item 2(c).	Citizenship:

i) Waveny Capital Management is a Delaware limited partnership;

ii) Waveny GP is a Delaware limited liability company; and

iii) Mr. Levinson is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number:

15670S105

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) [X] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

Page 6 of 10 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2014, each of the Reporting Persons may be deemed the beneficial owner of 4,750,000 Shares, all of which are held for the account of the Master Fund.

Item 4(b)	Percent of Class:

As of December 31, 2014, each of the Reporting Persons may be the beneficial owner of approximately 7.0% of Shares outstanding. (The Reporting Persons’ beneficial ownership percentage is based on 67,681,760 Shares outstanding as of November 4, 2014, according to the Issuer’s quarterly report on Form 10-Q, filed November 5, 2014.

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	4,750,000

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	4,750,000

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosures in Items 2 and 4 hereof.  The Master Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the class of Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Page 7 of 10 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Waveny Capital Management, LP
By: Waveny Capital GP, LLC, its general partner

By:	/s/ Peter Levinson
Name:	Peter Levinson
Title:	Managing Member

Waveny Capital GP, LLC

By:	/s/ Peter Levinson
Name:	Peter Levinson
Title:	Managing Member

Peter Levinson

/s/ Peter Levinson

February 12, 2015

Page 9 of 10 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	10

Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Cenveo, Inc. dated as of February 12, 2015 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Waveny Capital Management, LP
By: Waveny Capital GP, LLC, its general partner

By:	/s/ Peter Levinson
Name:	Peter Levinson
Title:	Managing Member

Waveny Capital GP, LLC

By:	/s/ Peter Levinson
Name:	Peter Levinson
Title:	Managing Member

Peter Levinson

/s/ Peter Levinson

February 12, 2015